EXHIBIT 99.(a)(1)(A)
OFFER TO AMEND OPTIONS
1. AMENDMENT OF OPTIONS; EXPIRATION DATE.
We are seeking the agreement of the holders of all outstanding stock options under the Gladstone Commercial Corporation 2003 Equity Incentive Plan, as amended (the “Stock Option Plan”), to amend the terms of all outstanding options to accelerate the expiration date of these options to December 31, 2006. In connection with entering into an amended and restated investment advisory agreement, or the “Proposed Agreement,” with Gladstone Management Corporation, or our “Adviser,” which was approved by our stockholders on May 24, 2006, we have determined to terminate the Stock Option Plan, and to cease issuing options under the Stock Option Plan. As you may know, we recently accelerated the vesting of all outstanding unvested stock options. Therefore, option holders who accept the offer, and who choose to exercise their options, will be able to publicly resell their shares without restriction, subject to certain limits on resales by our directors and executive officers described in Section 8. Once all of the outstanding options are either exercised or terminated, we will enter into the Proposed Agreement with our Adviser.
The term “Expiration Date” of the offer means 5:00 p.m., Eastern Time, on August 31, 2006, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term “Expiration Date” will refer to the latest time and date at which the offer expires. See Section 12 of this Offer to Amend Options for a description of our rights to extend, delay, terminate or amend the offer.
We will publish a notice to all option holders if we decide to extend, terminate or amend the terms of the offer. If the offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the offer, we also intend to extend the offer if necessary, to ensure that the offer remains open for at least ten (10) business days after the date we publish notice of the amendment.
A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.
As of June 30, 2006, options to purchase 771,028 shares of our common stock, par value $0.001 per share (“Common Stock”) were outstanding and held by 16 people. Of these, options to purchase 495,000 shares of Common Stock were held by four of our five executive officers, and options to purchase 176,450 shares of Common Stock were held by six of our seven non-employee directors. All of our executive officers and directors have indicated that they intend to elect to amend their options in the offer.
Our board of directors has approved this offer. The board of directors recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial or tax situation. As a result, we are not expressing any opinion as to whether you should accept or reject this offer.
2. PURPOSE OF THE OFFER.
We desire to enter into the Proposed Agreement to provide what we consider to be more appropriate incentives to reward fund management. Generally, the Proposed Agreement provides for an annual base management fee equal to 2% of our total stockholders’ equity (less the recorded value of any preferred stock) and an incentive fee based on our funds from operations, or “FFO,” which would reward the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock).
FFO is a relative non-Generally Accepted Accounting Principles in the United States, or “GAAP,” supplemental measure of operating performance of an equity real estate investment trust, or “REIT,” developed by the National Association of Real Estate Investment Trusts, or “NAREIT,” in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income or net loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income or net loss), and should not be considered an alternative to either net income or net loss as an indication of our performance or to cash flow from operations as a measure of liquidity or ability to make distributions.

If the Proposed Agreement is implemented, we will also implement a separate Administration Agreement (the “Administration Agreement”) with Gladstone Administration LLC, a wholly-owned subsidiary of our Adviser, pursuant to which we would be responsible for our pro rata portion of the overhead expenses, including rent, and our share of the costs of our Chief Financial Officer, Chief Compliance Officer, Controller, and their respective staffs.
In the opinion of our board of directors, the compensation structure provided by the Proposed Agreement will be more likely to incentivize managers to accomplish long-term goals consistent with the best interests of our stockholders than the stock options provided for under our current Investment Advisory and Administrative Agreement (the “Existing Agreement”) with our Adviser, pursuant to which our Adviser provides both advisory and administrative services to us. In addition, because the type of incentive structure reflected in the Proposed Agreement is being used by other REITs and is the norm among private equity partnerships, it will be familiar to financial analysts who evaluate us and our stock and will likely enable us and our Adviser to compete more effectively for the services of talented professionals.
The Proposed Agreement will not be implemented until all of our stock options are either exercised or terminated and the Stock Option Plan is terminated. As a result, we have decided to make this offer to all of our option holders. Further, as long as the Proposed Agreement is in effect, we will not implement any future equity incentive plans.
The Proposed Agreement and the Administration Agreement will become effective upon the later of (i) December 31, 2006, or (ii) the first day of the first fiscal quarter following the date that all existing stock options are exercised or terminated. The Proposed Agreement and Administration Agreement will not become effective as long as the Stock Option Plan is in effect or as long as there are any outstanding stock options. The Existing Agreement with Gladstone Management will continue in effect until these new agreements become effective. The fees payable under the Proposed Agreement (including incentive fees) may be higher than those payable under the Existing Agreement. However, because of the termination of the Stock Option Plan and the exercise or termination of all outstanding options, any future appreciation in our stock price and the payment of dividends would inure to all of our stockholders, who would also no longer face the potential dilutive effect of options under the Stock Option Plan.
The same individuals who manage our portfolio would continue to manage the portfolio under the Proposed Agreement and, although the administrative services would be provided pursuant to a separate Administration Agreement, we do not expect that our stockholders would notice any change or diminution in services because of this organizational separation.
At a meeting of our board of directors held on January 10, 2006, the board of directors unanimously voted to approve the Proposed Agreement with our Adviser and the Administration Agreement. At our annual meeting of stockholders held on May 24, 2006, our stockholders voted to approve the Proposed Agreement and the Administrative Agreement. Effective July 11, 2006, our board of directors acted to accelerate the vesting of all outstanding options. At a meeting of our board of directors held on July 11, 2006, the board of directors unanimously voted to approve the terms of this Offer to Amend Options.
3. PROCEDURES.
MAKING YOUR ELECTION. To make your election to accept or reject this offer, you must make your election, sign the Election Form and deliver the Election Form to Paula Novara at Gladstone Management before the Expiration Date. The Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Election Forms must be physically received by Paula Novara before 5:00 p.m., Eastern Time, on August 31, 2006 (or a later expiration date if we extend the offer). Election Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals are actually received by September 15, 2006. You do not need to return your stock option agreements to effectively elect to accept the offer as they will be automatically amended if we accept your options for amendment. However, you will be required to return your stock option agreements upon our request. If you do not return your executed Election Form by the Expiration Date, you will be considered to have rejected our offer to amend your options.
DETERMINATION OF VALIDITY; REJECTION OF ELECTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Election Forms to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the options for amendment. We may waive any defect or irregularity in any Election Form with respect to any particular option or any particular option holder. No options will be accepted for amendment until all defects or irregularities have been either cured by the option holder amending his or her options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Form, and no one will be liable for failing to give notice of any such defects or irregularities.

OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Our acceptance of options for which you have properly submitted an election to amend will form a binding agreement between us and you on the terms and subject to the conditions of this offer.
Subject to our rights to extend, terminate and/or amend the offer, we currently expect that we will accept promptly after the Expiration Date of the offer all properly and timely made elections to amend options that have not been validly withdrawn (assuming that elections have been properly and timely made with respect to all outstanding options).
4. CHANGE IN ELECTION.
You may only change your election by following the procedures described in this Section 4.
You may change your election at any time before 5:00 p.m., Eastern Time, on August 31, 2006. If we extend the offer beyond that time, you may change your election at any time until the extended expiration of the offer. Additionally, you may change your election if, after forty (40) business days from the commencement of the offer, we have not amended your options. The date of the fortieth (40th) business day is September 13, 2006.
To change your election, you MUST DELIVER a Notice of Change in Election Form to Paula Novara at Gladstone Management before the offer expires. The Notice of Change in Election Form must be signed by you, have your name on it, and must clearly indicate whether you elect to accept or reject the offer. The Notice of Change in Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Notice of Change in Election Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals sent by mail, courier or hand delivery are actually received by September 15, 2006.
DETERMINATION OF VALIDITY; REJECTION OF CHANGE IN ELECTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Notice of Change in Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Notice of Change in Election Forms to the extent that we determine they were not properly executed or delivered. We may waive any defect or irregularity in any Notice of Change in Election Form with respect to any particular option or any particular option holder. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in any Notice of Change in Election Forms, and no one will be liable for failing to give notice of any such defects or irregularities.
5. ACCEPTANCE OF OPTIONS FOR AMENDMENT.
Assuming that all of our option holders elect to amend their options pursuant to this offer and we accept their elections then, on the terms and subject to the conditions of this offer, immediately following the Expiration Date, all options will be amended to accelerate their expiration dates to December 31, 2006.
6. CONDITIONS OF THE OFFER.
We will not be required to accept any options that you elect to amend, and we may terminate or amend the offer, or postpone our acceptance of any options that you elect to amend, in each case if at any time on or after July 12, 2006 and on or before August 31, 2006, or a later expiration date if the offer is extended, we determine that any event has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the offer or to accept and amend options that you elect to amend, including, but not limited to, the following:
•	less than 100% of our outstanding options are tendered for amendment pursuant to this offer;

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the amendment of any options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, which action or withholding, in our reasonable judgment, would or might directly or indirectly:
o	make it illegal for us to amend some or all of the options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

o	delay or restrict our ability, or render us unable, to accept the options for amendment;

o	materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects; or

o	makes it illegal for us to implement the Proposed Agreement or the Administration Agreement;
•	there is:
o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
•	another person publicly makes or proposes a tender or exchange offer for some or all of our Common Stock, or an offer to merge with or acquire us, or we learn that:
o	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D with the U.S. Securities and Exchange Commission (“SEC”) before July 12, 2006;

o	any such person, entity or group that has filed a Schedule 13D with the SEC before July 12, 2006, has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

o	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or made a public announcement that it intends to acquire us or any of our assets or securities; or
•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.
The conditions to the offer are for our benefit. We may assert the conditions to the offer in our discretion before the Expiration Date and we may waive the conditions to the offer in accordance with applicable law, at any time and from time to time before the Expiration Date, whether or not we waive any other condition to the offer.
Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.
We currently expect that we will amend promptly after the Expiration Date all options for which elections to amend are properly submitted to be exchanged and have not been validly withdrawn (assuming that elections have been properly and timely made with respect to all outstanding options).

7. PRICE RANGE OF COMMON STOCK.
There is no established trading market for the options. The securities underlying the options are shares of our Common Stock. Our Common Stock is quoted on the Nasdaq Stock Market under the symbol “GOOD” The following table shows, for the periods indicated, the high and low closing sale prices per share of our Common Stock as reported on the Nasdaq Stock Market.

	Quarter
	Ended	High	Low
FY 2006 (through July 11, 2006)	09/30/06	$19.00	$18.18
	06/30/06	$20.40	$17.68
	03/31/06	$20.25	$16.46
FY 2005	12/31/05	$16.94	$15.98
	09/30/05	$17.17	$15.72
	06/30/05	$16.55	$15.16
	03/31/05	$17.18	$16.30
FY 2004	12/31/04	$17.28	$16.10
	09/30/04	$16.96	$15.57
	06/30/04	$17.10	$15.91
	03/31/04	$17.15	$16.58
As of July 11, 2006, the last reported sale price of our Common Stock, as reported on the Nasdaq Stock Market, was $18.45 per share.
We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to amend your options. WE CANNOT GUARANTEE THAT IF YOU EXERCISE YOUR OPTIONS, THE PER SHARE PRICE AT WHICH YOU CAN SELL THE UNDERLYING SHARES WILL BE GREATER THAN YOUR PER SHARE EXERCISE PRICE.
8. TERMS OF 2003 EQUITY INCENTIVE PLAN; OPTIONS FOR LIQUIDITY
Terms of 2003 Equity Incentive Plan. Under the terms of the Stock Option Plan, we have the ability to grant our officers and directors, and the officers, directors and employees of our Adviser, certain equity incentive awards, such as options to purchase our stock. The Stock Option Plan provides performance-based compensation to our officers and directors and the officers, directors and employees of our Adviser who receive options, and has historically been the method by which we have sought to provide incentives to those personnel.
The following table shows certain information regarding all options granted to the officers, directors and employees of Gladstone Commercial Corporation and our Adviser, which we call the optionees, from our inception through June 30, 2006. The table shows the estimated total value to all individuals of options that we have granted under the Stock Option Plan. The values are derived from the assumptions set out below and are based on the guidelines prescribed by proxy rules adopted by the SEC for the purpose of valuing options when calculating executive compensation. These values are not the values used for financial accounting purposes.
If our stock were to appreciate at the rates prescribed by the SEC rules for the life of the options, and the optionees held their options until their expiration dates, exercised the options, and sold the acquired shares in the market, then the total amounts set forth in the table below would inure to the optionees. The same result generally would occur if the optionees exercised their options and held the underlying stock until the scheduled expiration dates of the options. To the extent that optionees exercise their options and sell the underlying shares prior to the expiration dates of the options, a portion of this appreciation would inure to our stockholders at large.
You should note that, as of June 30, 2006, a total of 174,972 shares subject to options included in the table below had already been exercised by the optionees, which has the effect of cutting off the potential future appreciation in the value of these options. Nevertheless, in almost all circumstances, these optionees continue to hold the shares acquired on such exercises and, as a result, continue to benefit from future appreciation in the value of our stock. Additionally, a total of 27,500 shares subject to options included in the table below expired unexercised following the separation of an optionee from employment with our Adviser, and therefore no value may be realized by the optionee with respect to such options.
If all of our outstanding options are accepted for amendment in this offer, no further options will be issued under the Stock Option Plan and we anticipate that we will terminate the Stock Option Plan. To the extent that outstanding options are terminated prior to exercise, or that optionees exercise their outstanding options and then sell the acquired shares into the market, the future appreciation in our stock price will inure to the stockholders at large, rather than to the optionees.

Option Grants Since Inception

				Potential Realizable Value at Assumed
	Number of	Average		Annual Rates of Stock Price
Calendar Year	Securities Underlying	Base Price	Expiration	Appreciation for Option Term(1)
of Grant	Options Granted	($/Share)	Year	5% ($)	10% ($)
2003	629,000	$15.00	2013	$5,943,242.89	$15,061,344.37
2004	280,000	$16.22	2014	$2,855,461.46	$7,236,299.98
2005	64,500	$15.47	2015	$627,501.63	$1,590,212.32
Total	973,500	$15.40	—	$9,426,205.98	$23,887,856.68

(1)	The potential realizable value is based on the term of the option at the time of its grant (10 years). It is calculated by assuming that the stock price on the date of the grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and the underlying shares sold on the last day of its term for the appreciated stock price. The amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of our Common Stock and no gain to the optionee is possible unless the stock price increases over the option term.
     The following table sets forth certain information regarding all options exercised since our inception, and options held as of June 30, 2006, by the optionees. The table shows the aggregate value that has been realized upon such exercises by the optionees since our inception, and the aggregate value of in-the-money options (i.e., options with exercise prices less than the market price) held by the optionees as of June 30, 2006.
Aggregate Option Exercises Since Inception
And Aggregate Value of Options at June 30, 2006

Number of Securities
		Underlying		Value of Unexercised
		Unexercised Options at		In-the-Money Options at
	Value Realized	June 30, 2006		June 30, 2006 ($)(2)
Shares Acquired on Exercise	($)(1)	Vested	Unvested	Vested	Unvested(3)
174,972	$502,503.30	740,028	31,000	$2,564,589.48	$102,680.00

(1)	Value realized is calculated at the closing market price on the date of exercise, net of option exercise price, but before any tax liabilities or transaction costs.

(2)	The value of unexercised options is calculated at the closing market price on June 30, 2006 less the exercise price. “In-the-money” options are those with an exercise price that is less than the closing market price on June 30, 2006.

(3)	Unvested options generally may be exercised by the optionee, but the shares underlying the options may not be resold until the shares vest according to the vesting schedule of the options. Effective July 11, 2006, our board of directors elected to accelerate the vesting of all outstanding unvested options.
Description of the 2003 Equity Incentive Plan
General. As of June 30, 2006, there were 960,000 shares of our Common Stock reserved for issuance, of which options to purchase a total of 174,972 shares of our Common Stock had been exercised and options to purchase 771,028 shares of our Common Stock remained outstanding under the Stock Option Plan. The Stock Option Plan permits us to grant restricted Common Stock, options intended to qualify as incentive stock options under the Internal Revenue Code as well as nonqualified stock options.
Administration. The compensation committee of our board of directors administers the Stock Option Plan and has the authority to construe, interpret and amend the Stock Option Plan. The Stock Option Plan allows the board to abolish the involvement of the compensation committee in the administration of the Stock Option Plan at any time and revest in the board of directors the administration of the Stock Option Plan.

Term. The term of each option granted under the Stock Option Plan is fixed by the compensation committee at the time of grant.
Time of Exercise. Generally, you may exercise the vested portion of an option granted under the Stock Option Plan at any time prior to termination of the option. If your employment or service with us terminates for any reason other than your death or permanent disability, generally your post-termination exercise period will be three (3) months following your termination date. If your employment or service with us terminates as a result of your permanent disability, generally your post-termination exercise period will be twelve (12) months following your termination date. If your employment or service with us terminates as a result of your death, generally your estate or beneficiaries must exercise the vested portion of your option within eighteen (18) months following your termination date. However, under no circumstances may an option granted under the Stock Option Plan be exercised more than ten (10) years after the date of the grant. However, if you accept the offer and your options are amended, the exercise period of your options will be limited to December 31, 2006, unless terminated earlier under the terms of the Stock Option Plan or your applicable stock option agreement.
Exercise Price. Generally, each option is issued with an exercise price equal to the closing price of the Company’s Common Stock as reported on the Nasdaq Stock Market on the date of grant. WE CANNOT GUARANTEE THAT IF YOU EXERCISE YOUR OPTIONS, THE PER SHARE PRICE AT WHICH YOU CAN SELL THE UNDERLYING SHARES WILL BE GREATER THAN YOUR PER SHARE EXERCISE PRICE. If any change is made in the Common Stock subject to any option without the receipt of consideration by us (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us), the number of shares subject to and the exercise price of such option will be appropriately adjusted.
Vesting Generally. The total number of shares of capital stock subject to an option granted under the Stock Option Plan may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The vesting provisions of individual options may vary. You should reference your option grant to determine the vesting of your options. As you may know, we recently accelerated the vesting in full of all outstanding unvested stock options.
Tax Consequences. You should refer to Section 11 of this Offer to Amend Options for a discussion of the U.S. Federal income tax consequences of amending your options pursuant to this offer.
Registration of Option Shares. All shares of Common Stock issuable upon exercise of options under the Stock Option Plan, including the shares that would be issuable upon exercise of all options amended as a result of this offer, have been registered under the Securities Act of 1933, as amended (the “Securities Act”), on a Registration Statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of ours (generally a director or executive officer of ours), you will be able to sell your shares following exercise of your option free of certain transfer restrictions under applicable securities laws. Affiliates will be permitted to resell their shares pursuant to the terms of a reoffer prospectus prepared as part of our Registration Statement on Form S-8. If you are an affiliate wishing to exercise your options you should contact Paula Novara to coordinate the use of a reoffer prospectus in connection with any offer or resale of any shares acquired on exercise of options.
Options for Liquidity. If your options are accepted for amendment in this offer, the expiration date of your options will be accelerated to December 31, 2006 and you will be required to exercise your options on or before December 31, 2006 or they will expire. You will have a number of alternatives available to exercise your options:
•	we will continue our historical practice of making loans available to option holders other than our executive officers and directors, who are prohibited from receiving loans from us under the provisions of the Sarbanes-Oxley Act:

•	you may be able to effect a broker-assisted cashless exercise;

•	you may borrow the exercise price from a third party lender; or

•	you may exercise your options for cash.
9. ACCOUNTING CONSEQUENCES OF THE OFFER.
If all current option holders elect to accept this offer, this could potentially result in additional expense of all unvested stock options. In accordance with Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payments,” (“SFAS 123R”) if a stock option is modified, the option is treated as an exchange of the original award for a new award. Therefore, this modification under SFAS 123R could potentially lead to additional compensation cost for any incremental difference in fair value between the new award and the old award, measuring the old award’s fair value immediately before the modification.

This determination would occur on the expiration date of the offer, at which point it would be known if all option holders had elected to accept the offer, resulting in a modification, or if the offer is not completed because fewer than all option holders accept the offer, then there would be no change to the existing accounting treatment.
10. LEGAL MATTERS; REGULATORY APPROVALS.
We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of any options that you elect to amend. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept options for amendment is subject to conditions, including the conditions described in Section 6 of the Offer to Amend Options.
11. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
     Acceleration of Vesting or Expiration
•	Neither the acceleration of vesting nor the amendment of the options to accelerate the termination of the options should create any tax issues for the option holders.
     Exercise of Incentive Stock Options
•	Upon exercise of an incentive stock option, the option holder will not realize any ordinary income (although the spread between the exercise price and the market price would be alternative minimum taxable income for those option holders subject to alternative minimum tax). However, if the option holder sells the shares received on the exercise within one year of exercise (as would be the case in a broker-assisted cashless exercise) (a so-called “disqualifying disposition”), the option holder will realize ordinary income on the spread between the exercise price and the fair market value of the common stock on the date of transfer of the shares (unless the sale price is lower, in which case the spread between the exercise price and the sale price will be taxed as ordinary income). There is no withholding requirement for income realized on a disqualifying disposition, but option holders must be mindful of potential obligations to make quarterly estimated tax payments.
     Exercise of Nonqualified Stock Options
•	Upon the exercise of a nonqualified stock options, the option holder will realize ordinary income on the spread between the exercise price and the fair market value of the stock at the time of exercise. We will be required to make statutory tax withholding payments based on the amount of income realized.
12. EXTENSION OF OFFER; TERMINATION; AMENDMENT.
We may at any time, and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered for amendment by announcing the extension and giving oral or written notice of the extension to all option holders.
Prior to the Expiration Date, in order to terminate or amend the offer, we may postpone accepting for amendment any options if any of the conditions specified in Section 6 of this Offer to Amend Options occur. In order to postpone the accepting for amendment of any option, we must announce the postponement and give oral or written notice of the postponement to all option holders. Our right to delay amendment of options may be limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.
As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer, by decreasing or increasing the number of options sought for amendment in the offer, by changing the proposed termination date of the options, or by changing the Expiration Date.

We may amend the offer at any time prior to the Expiration Date by announcing the amendment to option holders. If we extend the length of time during which the offer is open, the amendment must be announced no later than 6:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.
If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we may extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:
•	change the proposed termination date of the options sought for amendment in the offer;

•	decrease or increase the number of options sought for amendment in the offer; or

•	decrease or increase the consideration offered in the offer.
If the offer is scheduled to expire within ten (10) business days from the date we notify you of any change included in the bullet list above, we intend to extend the offer until ten (10) business days after the date the notice is published.
13. FEES AND EXPENSES.
We will not pay any fees or commissions to any broker, dealer or other person asking holders of options to amend such options pursuant to this offer.
14. INFORMATION ABOUT GLADSTONE COMMERCIAL CORPORATION
We are a real estate investment trust, or REIT, that was incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003, and we completed our initial public offering in August 2003. We seek to invest in and own net leased industrial and commercial real property and selectively make long-term industrial and commercial mortgage loans. As of June 30, 2006 we owned 35 properties totaling approximately 4.1 million square feet, located in 15 states and in Canada. These properties consist primarily of office, warehouse, industrial, commercial and manufacturing facilities.
Our principal investment objectives are to generate cash flow for monthly distribution to our stockholders and to increase the value of our common stock. Or primary strategy to achieve our investment objectives is to invest in and own a diversified portfolio of net leased industrial and commercial real estate that we believe will produce stable cash flow and increase in value over time. We expect to sell some of our real estate assets from time to time when our Adviser determines that doing so would be advantageous to us and our stockholders. We also expect to occasionally make mortgage loans secured by income-producing commercial or industrial real estate, which loans may have some form of equity participation.
We are externally managed by our Adviser, whose principal executive offices are located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102, and whose telephone number is (703) 287-5800. Information regarding our directors and executive officers is contained in Schedule A attached to this Offer to Amend Options and incorporated herein by reference. Our web site address is www.gladstonecommercial.com. The information on our web site is not a part of this Offer to Amend Options.
Set forth below is a selected summary of our financial information. The consolidated selected historical financial data at and for the years ended December 31, 2005, and December 31, 2004 and the three months ended March 31, 2006, has been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 28, 2006, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 2, 2006, and should be read together with the consolidated financial statements and related notes included in such reports. Our consolidated financial statements for the years ended December 31, 2005 and December 31, 2004 have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

GLADSTONE COMMERCIAL CORPORATION
CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

			(Unaudited)
	Year ended	Year ended	Three Months ended
	December 31, 2005	December 31, 2004	March 31, 2006
Total Operating Revenues	$13,465,334	$4,312,402	$5,580,021
Total Operating Expenses	$7,345,013	$3,303,133	$3,074,993
Other Income (expense)	$(2,518,376)	$614,659	$(1,658,228)
Net Income (loss)	$3,601,945	$1,623,928	$846,800

Per Share Data:
Earnings (loss) Per Weighted Average Common Share:
Basic	$0.47	$0.21	$0.07
Diluted	$0.47	$0.21	$0.06
Cash Distributions Declared per Common Share	$0.96	$0.48	$0.36
Cash Distributions Declared per Preferred Share	—	—	$0.34

Total Assets	$207,046,954	$105,585,094	$259,807,099
Total Stockholders’ Equity	$98,948,536	$102,692,693	$120,433,182
15. RISK FACTORS
Information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (under “Part I; Item 1 — Risk Factors”) is incorporated by reference herein. In addition to these risk factors, you should carefully consider the following risk factors when deciding whether or not to elect to amend your options pursuant to this offer.
The acceleration of the expiration date of your options would result in a limited time period in which to exercise your options, which may decrease the potential profit from a sale of the shares on exercise of your options.
If your options are amended pursuant to the terms of the offer, the new expiration date of your options will be December 31, 2006. This will significantly reduce the period of time in which you will be forced to decide whether to exercise your options. As a result, you will be exposed to the near term fluctuations in the price of our Common Stock. Because of the decrease in flexibility regarding the timing in which you will have to exercise your options, you may be forced to exercise your option at a time when the stock price is relatively low, which could adversely affect the amount of value that you receive on resale of the shares you receive on exercise. This is particularly true if you elect to sell the shares underlying your options in connection with your exercise of your options (e.g., a broker-assisted cashless exercise).
The recent acceleration of vesting of all outstanding options, coupled with the expiration dates of our outstanding options, could result in significant selling pressure from option holders, which could reduce our stock price.
As a result of our recent decision to accelerate the vesting of the majority of our outstanding options and to make this offer to amend our outstanding options to shorten the remaining exercise period of these options to December 31, 2006, there could be significant downward pressure on our Common Stock price. This would be particularly the case, if a significant number of option holders elect not to “buy and hold,” but rather seek to monetize their option holdings (e.g., through a broker-assisted cashless exercise). This downward pressure could reduce the amount of value that you could expect to receive in connection with the resale of the shares that you acquire on exercise of your options.
Our incentive fee may induce our adviser to make certain investments, including speculative investments.
If this offer is accepted and the Proposed Agreement becomes effective, the Proposed Agreement will implement a management compensation structure that may cause our Adviser to invest in high risk investments or take other risks. In addition to its management fee, our Adviser will be entitled under the Proposed Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net income may lead our Adviser to place undue emphasis on the maximization of funds from operations, or “FFO,” at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.
If this offer is accepted and the Proposed Agreement becomes effective, our Adviser will be entitled to incentive compensation based on our FFO which would reward the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock). Our pre-incentive fee FFO for incentive compensation purposes excludes the effect of any unrealized gains, losses or other items that do not affect realized net income that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.
Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of our Common Stock could decline.
16. ADDITIONAL INFORMATION
Information concerning our business, including our background, strategy, business, investment portfolio, competition, personnel and our Adviser, as well as our financial information, is included in:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on February 28, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed with the SEC on May 2, 2006;

•	our Definitive Schedule 14A relating to our 2006 Annual Meeting of Stockholders held May 24, 2006 filed with the SEC on March 24, 2006;

•	our Current Reports on Form 8-K, dated on January 18, 2006 (filed on January 19, 2006), January 26, 2006 (filed on February 1, 2006), February 21, 2006 (filed on February 24, 2006), March 17, 2006 (filed on March 22, 2006) and June 29, 2006 (filed on June 30, 2006).
Each of the foregoing documents are incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this offer and the Expiration Date of the offer.
The SEC file number for these filings is 0-50363. These filings, our other annual and quarterly reports and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.
Our Common Stock is quoted on the Nasdaq Stock Market under the symbol “GOOD,” and our SEC filings can be read at the following Nasdaq address:
Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006
We will also provide without charge to each person to whom we deliver a copy of this offer upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
Paula Novara
Head of Resources Management
Gladstone Management Corporation
1521 Westbranch Road, Suite 200

McLean, Virginia 22102
or by telephoning Paula Novara at (703) 287-5885 between the hours of 9:00 a.m.and 5:00 p.m., Eastern Time.
As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Amend Options, you should rely on the statements made in the most recent document.
The information contained in this Offer to Amend Options about Gladstone Commercial Corporation should be read together with the information contained in the documents to which we have referred you.
17. FORWARD-LOOKING STATEMENTS; MISCELLANEOUS
This Offer to Amend Options may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, the safe harbors of Section 27A of the Securities Act and 21E of the Exchange Act do not apply to statements made in this offer. These forward-looking statements involve risks and uncertainties that include, among others, those set forth in Section 15 of this document. More information about factors that potentially could affect our financial results is included in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 and the proxy materials for our 2006 Annual Meeting of Stockholders held on May 24, 2006.
If at any time we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the offer will not be made to, nor will terminations or exercises be accepted from or on behalf of, the option holders residing in that jurisdiction.
The board of directors recognizes that the decision to accept or reject this offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from Gladstone Commercial is limited to this document.

Gladstone Commercial Corporation	July 12, 2006

SCHEDULE A
INFORMATION ABOUT THE DIRECTORS AND
EXECUTIVE OFFICERS OF GLADSTONE COMMERCIAL CORPORATION
The directors and executive officers of Gladstone Commercial Corporation and their positions and offices as of June 30, 2006, are set forth in the following table:

NAME	POSITION(S) HELD WITH THE COMPANY
David J. Gladstone	Chairman and Chief Executive Officer
George Stelljes III	Executive Vice President and Chief Investment Officer
Terry Lee Brubaker	President, Chief Operating Officer and Director
Harry T. Brill, Jr.	Chief Financial Officer
Gary Gerson	Treasurer
Paul W. Adelgren	Director
Maurice W. Coulon	Director
David A.R. Dullum	Director
Michela A. English	Director
Gerard Mead	Director
John H. Outland	Director
Anthony W. Parker	Director
The address of each director and executive officer is c/o Gladstone Commercial Corporation, 1521 Westbranch Road, Suite 200, McLean, Virginia 22102, and the telephone number is (703) 287-5800.
The biographies for our executive officers and directors included in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders, filed with the SEC on March 24, 2006, are incorporated by reference herein.